Reply to: Victor S. Dudas Direct Tel: 604.891.7786 Email: vzd@cwilson.com File No: 27583-0001

MARCH 17, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549
USA

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:

Re:             Replicel Life Sciences, Inc. (the “Company”)
                   Form 20-F for the Year Ended December 31, 2013
                   Filed March 18, 2014
                   Response Dated January 6, 2015
                   Response Dated November 14, 2014
                   Response Dated March 12, 2015
                   File No. 000-50112

We write this letter to provide some additional information that we think may be beneficial to the Securities and Exchange Commission (the “SEC”). There are three main areas that we would like to highlight that support the Company’s position for recognizing the payment (the “Upfront Payment”) in Section 4.1.1 of the Collaboration and Technology Transfer Agreement (the “Agreement”) dated July 9, 2013 between the Company and Shiseido: (1) the lack of specific language in the Agreement regarding any obligations imposed upon the Company in connection with future collaboration; (2) the term of the licenses; and (3) the language in the Collaboration and Technology Transfer Framework Agreement dated May 16, 2013 (the “Framework Agreement”).

Obligations in the Agreement

The Agreement purposely lacks specific language about the imposition on any future obligations of the parties. This is in stark contrast to the specific and numerous obligations imposed on the parties in connection with the Technology Transfer (as defined in the Agreement). The only specific obligation is for the Company to attend two meetings each year for the Joint Steering Committee. The Joint Steering Committee and the lack of specific language regarding collaboration efforts is really a way for the parties to maintain a good business relationship, which is in both companies’ interest, without creating any legal obligations. Hence, the parties did not provide any specific terms or impose any obligations other than to meet twice a year. There are obligations in the event the Company creates an Improvement but the Company is under no obligation to create any Improvement.

Further, the Agreement does not impose any specific obligations on the Company because once the Technology Transfer was complete, Shiseido had everything it required to commercialize the technology. In fact as anticipated at the time the Agreement was signed, Shiseido would progress much quicker than the Company and, in fact, this has turned out to be the case as it is the Company that has learnt from Shiseido. Shiseido does not require that the Company be on standby as it does not require anything further from the Company.

The SEC’s view is that certain provisions in the Agreement create future obligations for the Company.

Section 2.2.1

Section 2.2.1 does provide that the parties will collaborate with each other but it does not provide any specifics regarding the collaboration. The Company does not view this as creating any obligations because there are no specifics regarding the collaboration in contrast to the level of detail in the sections regarding the Technology Transfer. These sections provide very detailed information regarding how the parties will collaborate to complete the Technology Transfer. In the Company’s view, Shiseido could not use this provision to require the Company to do anything specific.

Exhibit D

Exhibit D provides additional details about the Joint Steering Committee.  It states that the Joint Steering Committee is responsible for all decisions regarding important issues not expressly agreed in this Agreement; however, the Joint Steering Committee requires both parties to be in agreement (section 2.3.2 of the Agreement) to reach a decision. As such, the Company could veto any obligations imposed on it by the Joint Steering Committee.

Summary

There is simply a lack of specific obligations set out in the Agreement and the language regarding collaboration is not specific enough to impose any enforceable obligations on the Company.

While based on US GAAP, the SEC’s guidance on revenue recognition supports the Company’s position. Topic 13 of the SEC’s Codification of Staff Accounting Bulletins states the following:

Question 1

Question: Does the failure to complete all activities related to a unit of accounting preclude recognition of revenue for that unit of accounting?

Interpretive Response: No. Assuming all other recognition criteria are met, revenue for the unit of accounting may be recognized in its entirety if the seller’s remaining obligation is inconsequential or perfunctory.

The only obligation on the Company after complication of the Technology Transfer is to attend two meetings each year, which the Company believes is inconsequential or perfunctory to its obligations under the Agreement.

The Term of the Licenses

The SEC has indicated that Section 4.1 states that those payments are in consideration for the Technology Transfer and the grant of the license, and that the license has a term of 10 years. The license extends for a period of 10 years from the date following the commercial launch of a Collaboration Product in each country. Accordingly, it is not possible to determine the length of the Agreement at this time. Section 3 does not provide any time limits on the grant of the licenses and Section 7.1 provides that the Agreement expires 10 years from the date following the commercial launch of a Collaboration Product in each country. As such, the licenses may not expire in the event that Shiseido does not develop a Collaboration Product. The Company views the life span of 10 years from the commercial launch of the product as being the effective usefulness of the technology underlying the grant, as the Company anticipates that the technology will progress in that time such that the initial license would not be necessary or the patents will have expired. In other words, it is, in effect, a perpetual license.

The Framework Agreement

The Framework Agreement is basically a term sheet that documents some of the business terms of the Agreement. It states that the parties will execute a technology transfer agreement and the Agreement references the Framework Agreement in its recitals. Section 1.5.1 of the Framework Agreement states the following:

1.5.1 An initial payment of ¥400,000,000 for the Technology Transfer within thirty (30) days following the execution of the Technology Transfer Agreement.

The remaining payments in Section 1.5 of the Framework Agreement mirror the payments in Section 4.1 of the Agreement. While the language “for the Technology Transfer” was not included in Section 4.1.1 of the Agreement, that was just an oversight of the lawyers who drafted the Agreement. It was always the intention of the parties that the Upfront Payment was consideration for the Technology Transfer.

Summary

The above only reinforces the Company’s position that the Upfront Payment was intended only to relate to the Technology Transfer and that the Company considered and appropriately applied the accounting guidelines in connection with the Upfront Payment.

Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Victor Dudas

Victor S. Dudas

VZD/vzd

cc:      Replicel Life Sciences, Inc.
           Attn: David Hall